UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 874224207	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Toro Acquisition S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,760,101 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,760,101 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,760,101 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 28,506,302 ordinary shares outstanding as of September 30, 2016, as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2016.

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CUSIP No. 874224207	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Sumeru Fund Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,760,101 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,760,101 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,760,101 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 28,506,302 ordinary shares outstanding as of September 30, 2016, as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2016.

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CUSIP No. 874224207	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Associates Sumeru Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,760,101 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,760,101 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,760,101 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 28,506,302 ordinary shares outstanding as of September 30, 2016, as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2016.

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CUSIP No. 874224207	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SLTA Sumeru (GP) Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,760,101 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,760,101 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,760,101 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 28,506,302 ordinary shares outstanding as of September 30, 2016, as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2016.

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CUSIP No. 874224207	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,760,101 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,760,101 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,760,101 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(a)	The percentage is calculated using the 28,506,302 ordinary shares outstanding as of September 30, 2016, as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2016.

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CUSIP No. 874224207	Page 7 of 12 Pages

Item 1(a)	Name of Issuer:

Talend S.A. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9, rue Pages, 92150 Suresnes, France

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed jointly by (i) Toro Acquisition S.à.r.l. (“Toro”), a Luxembourg private limited liability company, (ii) Silver Lake Sumeru Fund Cayman, L.P. (“SLSFC”), a Cayman Islands exempted limited partnership, (iii) Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru”), a Cayman Islands exempted limited partnership, (iv) SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP”), a Cayman Islands exempted limited partnership, and (v) Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SLS AIV”), a Cayman Islands exempted limited company (all of the foregoing, the “Reporting Persons”).

SLSFC is the majority shareholder of Toro, which directly holds 5,760,101 ordinary shares of the Issuer (the “SLSFC Shares”). SLTA Sumeru is the sole general partner of SLSFC, SLTA Sumeru GP is the sole general partner of SLTA Sumeru, and SLS AIV is the sole general partner of SLTA Sumeru GP. SLS AIV is controlled by a board of nine directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares of common stock owned by Toro.

As the majority shareholder of Toro, SLSFC may be deemed to share voting and dispositive power with respect to the SLSFC Shares. As the sole general partner of SLSFC, SLTA Sumeru may be deemed to share voting and dispositive power with respect to the SLSFC Shares. As the sole general partner of SLTA Sumeru, SLTA Sumeru GP may be deemed to share voting and dispositive power with respect to the SLSFC Shares. As the sole general partner of SLTA Sumeru GP, SLS AIV may be deemed to share voting and dispositive power with respect to the SLSFC Shares.

Each Reporting Person disclaims beneficial ownership of the Silver Lake Sumeru Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

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CUSIP No. 874224207	Page 8 of 12 Pages

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.08 per share (the “ordinary shares”)

Item 2(e)	CUSIP Number:

874224207

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

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CUSIP No. 874224207	Page 9 of 12 Pages

See responses to Item 9 on each cover page.

Pursuant to a Shareholder Agreement (the “Shareholders Agreement”) among the Issuer, Toro and entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners and Idinvest Partners (each, a “Major Shareholder”), certain affiliates of each Major Shareholder, other than Galileo Partners, are entitled to nominate one member of the Issuer’s board of directors as long as certain continuing ownership thresholds are met. The Major Shareholders have agreed to vote for these nominees pursuant to the Shareholders Agreement.

By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Persons, the Major Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 18,507,292 ordinary shares, or 64.9% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any ordinary shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement. Certain entities affiliated with the other Major Shareholders are separately making Schedule 13G filings reporting their beneficial ownership of ordinary shares.

(b)	Percent of class: See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	shared power to vote or to direct the vote: See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

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CUSIP No. 874224207	Page 10 of 12 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4 above.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

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CUSIP No. 874224207	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 13, 2017

TORO ACQUISITION S.À.R.L.

By:	/s/ Dr. Wolfgang Zettel
	Name:	Dr. Wolfgang Zettel
	Title:	Manager

By:	/s/ Stefan Lambert
	Name:	Stefan Lambert
	Title:	Manager

SILVER LAKE SUMERU FUND CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P., its general partner

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Chief Legal Officer

SLTA SUMERU (GP) CAYMAN, L.P.

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Chief Legal Officer

SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Chief Legal Officer

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CUSIP No. 874224207	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 13, 2017, by and among each of the Reporting Persons